SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934


                        Cytel Corporation
________________________________________________________________
                             (Name of Issuer)



                   Common Stock, $.01 par value
________________________________________________________________
                      (Title of Class of Securities)



                          00023282E1
_________________________________________________________________
                              (CUSIP Number)

Jeremy L. Curnock Cook             John C. MacMurray, Esq.
Rothschild Asset Management Ltd.   Reboul, MacMurray, Hewitt,
Five Arrows House                    Maynard & Kristol
St. Swithin's Lane                 45 Rockefeller Plaza
London, EC4N 8NR, England          New York, New York  10111
Tel. 071-280-5000                  Tel. (212) 841-5700
_________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                            November 7, 1997
                    ___________________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

CUSIP No. 00023282E1                          Page 2 of 32 Pages

_______________________________________________________________
1)   Name of Reporting Person               International
     S.S. or I.R.S. Identification          Biotechnology
     No. of Above Person                    Trust plc
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          WC
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          United Kingdom
_________________________________________________________________
Number of                7)   Sole Voting    2,792,857 shares of
Shares Beneficially           Power          Common Stock,
Owned by                                     $.01 par value
Reporting Person:                            ("Common Stock")
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  2,792,857 shares of
                              tive Power     Common Stock


                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________
11)  Aggregate Amount Beneficially           2,792,857 shares of
     Owned by Reporting Person               Common Stock

_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                           8.7%
     Amount in Row (11)
_________________________________________________________________

CUSIP No. 00023282E1                          Page 3 of 32 Pages


14)  Type of Reporting
     Person                                  CO

CUSIP No. 00023282E1                          Page 4 of 32 Pages


                      Amendment No. 1 to Schedule 13D
                      _______________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 3, 1995 (the "Schedule 13D").

Item 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Cytel Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3525 John Hopkins Court, San Diego, California 92121.

Item 2.   IDENTITY AND BACKGROUND.

          (a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a corporation organized under the laws of the United Kingdom ("IBT" or the "Reporting Person"). The name, business address and occupation of each executive officer and director of IBT is set forth on Schedule A hereto.

          (b) The principal business of IBT is that of a publicly-traded investment trust company.

          (c) IBT's principal business address is Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England.

          (d) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

CUSIP No. 00023282E1                          Page 5 of 32 Pages


          This statement relates to the acquisition by IBT of 1,142,857 shares of Common Stock (the "Shares") pursuant to a Common Stock Purchase Agreement made as of November 7, 1997 by and between the Issuer and IBT (the "1997 Purchase Agreement"). A copy of the 1997 Purchase Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. IBT purchased the Shares as part of a private placement of 4,800,000 shares of Common Stock (the "Private Placement"). The purchase price for the Shares was $1.75 per share. The aggregate purchase price paid by IBT for the Shares was $1,999,999.75 and the source of such funds was IBT's working capital, or funds available for investment.

          IBT acquired 1,600,000 shares of Common Stock pursuant to a Purchase Agreement made as of November 7, 1994 by and between the Issuer and Rothschild Asset Management Limited ("RAM") (the "1994 Purchase Agreement"). A copy of the 1994 Purchase Agreement was filed as Exhibit A to the original Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. As further described in Item 6 of this statement, RAM is the discretionary investment manager of IBT, and in such capacity acquired the 1,600,000 shares of Common Stock as custodian for, and for the account of, IBT, which is the beneficial owner of such shares. The purchase price for the Common Stock purchased under the 1994 Purchase Agreement was $3.125 per share. The aggregate purchase price paid by RAM on behalf of IBT was $5,000,000 and the source of such funds was IBT's working capital, or funds available for investment.

Item 4.   PURPOSE OF TRANSACTION.

          IBT has acquired Common Stock for investment purposes.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based on a total of 32,000,000 shares of Common Stock outstanding after the Private Placement, as reported in a press release dated December 5, 1997, IBT owns 2,792,857 shares of Common Stock, or approximately 8.7% of the Common Stock outstanding.

          (b) IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

CUSIP No. 00023282E1                          Page 6 of 32 Pages


          (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by IBT.

          (e)  Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER.

          Pursuant to a contractual agreement, IBT has engaged RAM to act as its discretionary investment manager. Pursuant to such agreement RAM manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate RAM's appointment as manager at any time if RAM is not performing its duties as manager to the satisfaction of the Board of Directors of IBT.

          Pursuant to the 1997 Purchase Agreement, the Issuer has agreed to file a registration statement with the Securities and Exchange Commission as soon as practicable (and in no event later than 90 days) following the closing of the sale of the Shares, in order to register the Shares for resale. IBT has agreed not to sell or otherwise transfer or dispose of any securities of the Issuer other than the Shares that it owns for a period not to exceed 90 days following the effective date of a registration statement filed by the Issuer. IBT has agreed that after such registration is will not effect any sale of the Shares except pursuant to such registration statement or not until the Issuer has been furnished with the details of the terms of such other disposition not requiring registration of the Shares.

          Pursuant to the 1994 Purchase Agreement, the Issuer agreed to file a registration statement with the Securities and Exchange Commission within 30 days of the closing of the sale of Common Stock under the 1994 Purchase Agreement, in order to register such Common Stock for resale. The Issuer filed a Registration Statement on Form S-3, which was declared effective as of December 13, 1994 (SEC Registration No. 33-86860). The

CUSIP No. 00023282E1                          Page 7 of 32 Pages


Issuer will keep such registration effective for three years or, if earlier, until all of the shares purchased under the 1994 Purchase Agreement have been sold pursuant thereto.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A -  1997 Purchase Agreement (Appears at
Page 8)

CUSIP No. 00023282E1                          Page 8 of 32 Pages


                         SIGNATURE
                         _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 1997


                                   INTERNATIONAL BIOTECHNOLOGY
                         TRUST PLC



                                   By: /s/ Jeremy L. Curnock Cook
                                      ___________________________
                                        Director

CUSIP No. 00023282E1                          Page 9 of 32 Pages


                                SCHEDULE A
                                __________

                  EXECUTIVE OFFICERS AND DIRECTORS OF IBT

          The business address of each person listed below is c/o
Rothschild Asset Management Limited, Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England. The occupation of each person listed below refers to his relationship to IBT.

     Name                          Occupation     Citizenship
     ____                          __________     ___________

John M. Green-Armytage             Chairman       U.K.

Donald Cecil                       Deputy         U.S.
                                   Chairman

Gary M. Brass                      Director       U.K.

Jeremy L. Curnock Cook             Director       U.K.

Peter B. Collacott                 Director       U.K.

Stephen A. Duzan                   Director       U.S.

James D. Grant                     Director       U.S.

Howard E. Greene                   Director       U.S.

Dennis M.J. Turner                 Director       U.K.

CUSIP No. 00023282E1                          Page 10 of 32 Pages


                                                                  EXHIBIT A
                                                                  _________
COMMON STOCK
PURCHASE AGREEMENT

          THIS AGREEMENT ("Agreement") is made as of November 7, 1997 (the "Effective Date"), by and between CYTEL CORPORATION, a Delaware corporation with its principal place of business at 3525 John Hopkins Court, San Diego, California 92121 (the "Company), and the purchaser whose name and address is set forth on the signature page hereof (the "Purchaser").

                                 AGREEMENT

          In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Purchaser hereby agree as follows:

          SECTION 1.  AUTHORIZATION OF SALE OF THE SECURITIES.

Subject to the terms and conditions of this Agreement, the Company has, or before the Closing (as defined below) will have, authorized the sale and issuance of up to 5,000,000 shares of its Common Stock (the "Common Stock") pursuant to the Agreements (as defined below). The shares of Common Stock sold to the Purchaser hereunder shall be referred to herein as the "Shares."

          SECTION 2.  AGREEMENT TO SELL AND PURCHASE THE SHARES.


          2.1 SALE OF SHARES. At the Closing (as defined in Section 3), the Company will sell to the Purchaser, and the Purchaser will purchase from the Company, at a purchase price of $1.75 per Share, the number of Shares set forth below:

          Number of Shares to be                Aggregate
                Purchased                    Purchase Price
          ______________________             ______________

                 1,142,857                  $1,999,999.75

          2.2  Separate Agreements.  The Company proposes to
               ___________________
enter the same form of purchase agreement with certain other investors (the "Other Purchasers") and expects to complete sales of Shares to them. The Purchaser and the Other Purchasers are

CUSIP No. 00023282E1                          Page 11 of 32 Pages


hereinafter sometimes collectively referred to as the "Purchasers," and this Agreement and the agreements executed by the Other Purchasers are hereinafter sometimes collectively referred to as the "Agreements."

          2.3 ACCEPTANCE OF PROPOSED PURCHASE OF SHARES. The Company shall have no obligation hereunder with respect to the Purchaser until the Company shall execute and deliver to the Purchaser an executed copy of this Agreement. If this Agreement is not executed and delivered by the Company, this Agreement shall be of no further force and effect.

          SECTION 3.  CLOSING AND DELIVERY.

          3.1 CLOSING. The Closing of the purchase and sale of the Shares pursuant to this Agreement (the "Closing" shall be held as soon as practicable after the satisfaction or waiver of all conditions to Closing set forth in Sections 7 and 8 hereof, at the offices of Cooley Godward LLP, 4365 Executive Drive, Suite 1100, California 92121, or on such other date and place as may be agreed to by the Company and the Purchaser. The Company shall give at least five (5) business days prior written notice to the Purchaser, in a manner provided for in Section 11 hereof, of the date, time and location of the Closing. At or prior to the Closing, the Purchaser shall execute any related agreements or other documents required to be executed hereunder, dated as of the date of the Closing (the "Closing Date").

          3.2 DELIVERY OF THE SHARES AT THE CLOSING. At the Closing, the Company shall deliver to the Purchaser stock certificates registered in the name of the Purchaser, and/or in such nominee name(s) as designated by the Purchaser, representing the number of Shares to be purchased by the Purchaser at the Closing as set forth in Section 2.1 against payment of the purchase price for such Shares. The name(s) in which the stock certificates are to be issued to the Purchaser are set forth in the Stock Certificate Questionnaire in the form attached hereto as Appendix I, as completed by the Purchaser.

          SECTION 4.  REPRESENTATIONS, WARRANTIES AND
                      COVENANTS OF THE COMPANY.

          Except as set forth on the Schedule of Exceptions attached hereto as Exhibit A, the Company hereby represents and warrants as of the date hereof to, and covenants with, the

CUSIP No. 00023282E1                          Page 12 of 32 Pages


Purchaser as follows:

          4.1 ORGANIZATION AND STANDING. Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, has full corporate power and authority to own or lease its properties and conduct its business as presently conducted and as described in the Confidential Offering Memorandum, dated July 8, 1997, as amended and supplemented by the Supplement, dated November 6, 1997 (the "Memorandum"), and is duly qualified as a foreign corporation and in good standing in all jurisdictions in which the character of the property owned or leased or the nature of the business transacted by it makes qualification necessary (except where the failure to be so qualified would not have a material adverse effect on the business, properties, financial condition or results or operations of the Company). The Company's only operating subsidiary is Epimmune Inc. Epimmune Inc. has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware.

          4.2 CORPORATE POWER; AUTHORIZATION. The Company has all requisite corporate power, and has taken all requisite corporate action, to execute and deliver this Agreement, sell and issue the Shares and carry out and perform all of its obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by equitable principles generally, including any specific performance, and (iii) as to those provisions of Section 9.3 relating to indemnity or contribution. The execution and delivery of this Agreement does not, and the performance of this Agreement and the compliance with the provisions hereof and the issuance, sale and delivery of the Shares by the Company will not conflict with, or result in a breach or violation of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of any lien pursuant to the terms of, the Certificate of Incorporation or Bylaws of the Company or any statute, law, rule or regulation applicable to the Company or any state or federal order, judgment or decree applicable to the Company or any indenture, mortgage, lease or other agreement or instrument to which the Company or any of its properties is subject, where such

CUSIP No. 00023282E1                          Page 13 of 32 Pages


conflict, breach or violation would have a material adverse effect on the Company.

          4.3 ISSUANCE AND DELIVERY OF THE SHARES. The Shares, when issued and paid for in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable and will not be issued in violation of any preemptive right.

          4.4 CONFIDENTIAL OFFERING MEMORANDUM; SEC DOCUMENTS; FINANCIAL STATEMENTS. Each complete or partial statement or report included as an appendix to the Memorandum is a true and complete copy of or excerpt from such document as filed by the Company with the United States Securities and Exchange Commission (the "SEC"). The Company has filed in a timely manner all documents that the Company was required to file with the SEC under Sections 13, 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the twelve (12) months preceding the date of this Agreement As of their respective dates (or, if amended, when amended), all documents filed by the Company with the SEC (the "SEC Documents") complied in all material respects with the requirements of the Exchange Act. Neither the Memorandum nor any of the SEC Documents as of their respective dates contained any untrue statement of material fact or omitted to state a material fact required (under the federal securities laws in connection with the sale of the Shares) to be stated therein or necessary to make the statements made therein. in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents and the Memorandum (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the financial position of the Company at the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments).

          4.5 INTELLECTUAL PROPERTY. Except as set forth in the Memorandum, the Company owns or possesses adequate rights to use all material patents, patent rights, inventions, trade secrets

CUSIP No. 00023282E1                          Page 14 of 32 Pages


and know-how described or referred to in the Memorandum as owned or used by it or that are necessary for the conduct of its business as presently conducted and as described in the Memorandum. Except as set forth in the Memorandum, the Company has not received any notice of, nor has any knowledge of, any infringement of or conflict with asserted rights of others with respect to any patent, patent right, invention, trade secret or know-how that, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the business, properties, financial condition or results or operations of the Company.

          4.6 CAPITALIZATION. All of the Company's outstanding shares of capital stock have been duly authorized and validly issued and are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and were not issued in violation of or subject to any preemptive right or other rights to subscribe for or purchase securities. The actual authorized and outstanding capital stock of the Company as of November 5, 1997 is as set forth in the Memorandum. Except as set forth in the Memorandum, there are no outstanding options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell shares of the Company's capital stock or any such options, rights, convertible securities or obligations.

          4.7 LITIGATION. Except as set forth in the Memorandum, there is no pending or, to the Company's knowledge, threatened, action, suit or other proceeding to which the Company is a party or to which its property or assets are subject.

          4.8 GOVERNMENTAL CONSENTS. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state, or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement except for (a) compliance with the securities and blue sky laws in the states and other jurisdictions in which shares of Common Stock are offered and/or sold, which compliance will be effected in accordance with such laws, and (b) the filing of a registration statement and all amendments thereto with the SEC as contemplated by Section 9.1 of this Agreement.

CUSIP No. 00023282E1                          Page 15 of 32 Pages


          4.9 NO MATERIAL ADVERSE CHANGE. Except as otherwise disclosed herein or in the Memorandum, since June 30, 1997, there have not been any changes in the assets, liabilities, financial condition or operations for the period ended June 30, 1997 except changes in the ordinary course of business or which have not been, either individually or in the aggregate, materially adverse.

          SECTION 5.  REPRESENTATIONS, WARRANTIES AND
                      COVENANTS OF THE PURCHASER.

          5.1 The Purchaser represents and warrants to and covenants with the Company that:

          (a) The Purchaser, into account the personnel and resources it can practically bring to bear on the purchase of the Shares contemplated hereby, either alone or together with the advice of the Purchaser's representative, is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company, and has requested, received, reviewed and considered, either alone or with the Purchaser's representative, all information the Purchaser deems relevant (including the Memorandum and any SEC Documents) in making an informed decision to purchase the Shares.

          (b) The Purchaser is acquiring the Shares being acquired by the Purchaser pursuant to this Agreement in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares, except in compliance with Section 5.1 (c).

          (c) The Purchaser will no directly or indirectly, offer, sell, pledge, for or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the securities purchased hereunder except in compliance with the Securities Act of 1933, as amended (the "Securities Act"), applicable blue sky laws, and the rules and regulations promulgated thereunder.

CUSIP No. 00023282E1                          Page 16 of 32 Pages


          (d) The Purchaser has completed or caused to be completed the subscription documents enclosed with this Agreement, including the Registration Questionnaire, for use in preparation of the Registration Statement to be filed by the Company, and the answers thereto are true and correct as of the date hereof and will be true and correct as of the effective date of the applicable Registration Statement (provided that the Purchaser shall be entitled to update such information by providing notice thereof to the Company prior to the effective date of such Registration Statement).

          (e) The Purchaser has, in connection with its decision to purchase the Securities, relied with respect to the Company and its affairs solely upon the SEC Documents and the other information delivered to the Purchaser by the Company as described in Sections 4.4 and 5.1(a) above and the representations and warranties of the Company contained herein.

          (f) The Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act or a Qualified Institutional Buyer within the meaning of Rule 144A promulgated under the Securities Act.

          (g) The Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. Upon the execution and delivery of this Agreement by the Purchaser, this Agreement shall constitute a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by equitable principles generally, including any specific performance, and (iii) as to those provisions of Section 9.3 relating to indemnity or contribution.

          (h) The Purchaser, together with the Purchaser's Affiliates and Associates (as defined in Rule 12b-2 of the General Rules and Regulations promulgated under the Exchange Act), is not, and will not by virtue of the Sections contemplated by this Agreement be, a Beneficial Owner (as defined in that certain Rights Agreement dated March 19, 1993) of 15% or more of the outstanding shares of Common Stock of the Company.

CUSIP No. 00023282E1                          Page 17 of 32 Pages


          5.2 The Purchaser represents and warrants to and covenants with the Company that it has not engaged and will not engage in any short sales of the Company's Common Stock prior to the effectiveness of the Registration Statement, except to the extent that any such short sale is fully covered by shares of Common Stock of the Company other than the Shares.

          5.3 The Purchaser understands that nothing in the Memorandum, this Agreement or any other materials presented to the Purchaser in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice and that no independent legal counsel has reviewed these documents and materials on the Purchaser's behalf. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

          SECTION 6. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Purchaser herein and in the certificates for the securities delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Purchaser of the Shares being purchased and the payment therefor.

          SECTION 7. CONDITIONS TO COMPANY'S OBLIGATIONS AT THE CLOSING. The Company's obligation to complete the sale and issuance of the Shares and deliver the Shares to the Purchaser shall be subject to the following conditions to the extent not waived by the Company:

          7.1 RECEIPT OF PAYMENT. The Escrow Agent (as defined in that certain Escrow Agreement of even date herewith) shall have received payment, by check or wire transfer of immediately available funds, in the full amount of the purchase price for the number of Shares being purchased by the Purchaser at the Closing as set forth in Section 2.1.

          7.2 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the in Section 5 hereof shall be true and correct when made, and shall be true and correct on the Closing Date.

CUSIP No. 00023282E1                          Page 18 of 32 Pages


          SECTION 8. CONDITIONS TO PURCHASERS' OBLIGATIONS AT THE CLOSING. The Purchaser's obligation to accept delivery of the Shares and to pay for the Shares shall be subject to the following conditions to the extent not waived by such Purchaser.

          8.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the Company in Section 4 hereof shall be true and correct when made. At the Closing, the President of the Company shall deliver a certificate certifying that the representations and warranties made by the Company in Section 4 are true and correct as of the date of the Closing.

          8.2 LEGAL OPINION. Purchasers shall have received from Cooley Godward LLP, counsel to the Company, an opinion letter addressed to the Purchasers, dated as of the Closing Date, in the form attached hereto as Exhibit B.

          8.3 NO GENERAL SOLICITATION; BLUE SKY. The Company shall have received such assurances as it may reasonably request from BT Alex. Brown Incorporated (the "Placement Agent") that the Shares were not offered or sold by any form of general solicitation or advertising and a list from the Placement Agent of states where Shares are being sold.

          SECTION 9.  REGISTRATION OF THE SHARES; COMPLIANCE
                      WITH THE SECURITIES ACT.

          9.1 REGISTRATION PROCEDURES AND EXPENSES. The Company is obligated to do the following:

          (a) As soon as practicable following the Closing and in any event no later than ninety (90) days following the Closing, the Company shall prepare and file with the SEC one or more registration statements in order to register with the SEC the resale by the Purchasers, from time to time, of the Shares through Nasdaq or the facilities of any national securities exchange on which the Company's Common Stock is then traded, or in privately negotiated transactions (a "Registration Statement"). The Company shall use its best efforts to cause such Registration Statement to be declared effective as soon thereafter as reasonably possible.

CUSIP No. 00023282E1                          Page 19 of 32 Pages


     (b) The Company shall prepare and file with the SEC (i) such amendments and supplements to the Registration Statement and the prospectus used in connection therewith, (ii) such SEC Documents and (iii) such other filings required by the SEC, in each case as may be necessary to keep the Registration Statement continuously effective and not misleading until the earliest of (A) the second anniversary date of the Closing, (B) such date as all of the Shares held by all of the Purchasers have been resold or (C) such time as all of the Shares held by the Purchasers can be sold within a given three-month Period pursuant to Rule 144 under the Securities Act. Notwithstanding the foregoing, if, at any time following the effectiveness of the Registration Statement, the Company shall have determined that the Company may be required to disclose any material corporate development, the Company may suspend the effectiveness of the Registration Statement until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the SEC or until such time as the Company has filed an appropriate report with the SEC pursuant to the Exchange Act, which suspension shall endure for such period as deemed necessary by the Company upon advice of counsel (a "Suspension Period"), by giving notice to the Purchasers. The Company will use its best efforts to minimize the length of any Suspension Period. The Purchaser agrees that, upon receipt of any notice from the Company of a Suspension Period, the Purchaser will not sell any Shares pursuant to the Registration Statement until (i) the Purchaser is advised in writing by the Company that the use of the applicable prospectus may be resumed, (ii) the Purchaser has received copies of any additional or supplemental or amended prospectus, if applicable, and (iii) the Purchaser has received copies of any additional or supplemental filings which are incorporated or deemed to be incorporated by reference in such prospectus.

          (c) in order to facilitate the public sale or other disposition of all or any of the shares by the Purchaser, the Company shall furnish to the Purchaser with respect to the Shares registered under the Registration Statement such number of copies of prospectuses, prospectus supplements and preliminary prospectuses as the Purchaser reasonably requests in conformity with the requirements of the Securities Act.

          (d) The Company shall file any documents required of the Company for normal blue sky clearance in states specified in writing by the Purchaser; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented.

CUSIP No. 00023282E1                          Page 20 of 32 Pages


          (e) Other than fees and expenses, if any, of counsel or other advisers to the Purchasers, which fees and expenses shall be borne by the Purchasers except as referred to in Section 12.9 below, the Company shall bear all expenses (exclusive of any brokerage fees, underwriting discounts and commissions) in correction with the procedures in paragraphs (a) through (d) of this Section 9.1 and if requested by holders of at least a majority of the Shares, the fees and expenses, if any, of one counsel to the Selling Stockholders (as defined in Section 9.4) in an amount not exceeding $5,000.

          (f) With a view to making available to the Purchasers the benefits of Rule 144 promulgated under the Securities Act ("Rule 144") and any other rule or regulation of the SEC that may at any time permit a Purchaser to sell Shares to the public without registration or pursuant to registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the second anniversary of the Closing Date or (B) such date as all of the Shares shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents upon request, as long as the Purchaser owns any Shares, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of the most recent annual or quarterly report of the Company, and (C) such other information as may be reasonably requested in order to avail any Purchaser of any rule or regulation of the SEC that permits the selling of any such Shares without registration under the Securities Act.

          9.2 TRANSFER OF SECURITIES AFTER REGISTRATION. The Purchaser agrees that it will not effect any disposition of the Shares that would constitute a sale within the meaning of the Securities Act, except:

          (a) pursuant to the Registration Statement, in which case the Purchaser shall submit the certificates evidencing the Shares to the Company's transfer agent, accompanied by a separate "Purchaser's Certificate" (i) in the form of Appendix I attached hereto, (ii) executed by such Purchaser or by an officer of, or other authorized person designated by, such Purchaser, and to the effect that (A) the Shares have been sold in accordance with the Registration Statement and (B) the requirement of delivering a current prospectus has been satisfied; or

CUSIP No. 00023282E1                          Page 21 of 32 Pages


          (b) the Purchaser shall have notified the Company of the proposed disposition and shall have shed the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such Shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

          9.3 LEGENDS. Each certificate representing Shares shall (unless otherwise permitted by the provisions of the Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any Legend required under applicable state securities laws or as provided elsewhere in this Agreement):

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL OR BASED ON OTHER WRITTEN EVIDENCE IN THE FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

          9.4 INDEMNIFICATION. As used in this Section 9.3 the following terms shall have the following respective meanings:

          (a) "Selling Stockholder" shall mean the Purchaser and any transferee of the Purchaser who is entitled to resell Shares pursuant to the Registration Statement;

          (b) "Registration Statement" shall include any final prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 9.1; and

          (c) "Untrue Statement" shall include any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

CUSIP No. 00023282E1                          Page 22 of 32 Pages


          The Company agrees to indemnify and hold harmless each Selling Stockholder from and t any losses, claims, damages or liabilities to which such Selling Stockholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any failure to comply with the covenants and agreements contained in
Section 9.1 or 9.2 hereof, or any Untrue Statement on or after the effective date of the Registration Statement, or on or after the date of any prospectus or prospectus supplement or the date of any sale by Purchaser thereunder, or arise out of any failure by the Company to fulfill any undertaking included in the Registration Statement and the Company will reimburse such Selling Stockholder for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable to such Selling Stockholder in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon an Untrue Statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder specifically for use in preparation of the Registration Statement, or the failure of such Selling Stockholder to comply with the covenants and agreements contained in
Section 9.1 or 9.2 hereof respecting sale of the Shares or any statement or omission in any Prospectus that is corrected in any subsequent prospectus that was delivered to the Selling Stockholder prior to the pertinent sale or sales by the Selling Stockholder.

          The Purchaser agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any failure to comply with the covenants and agreements contained in Section 9.1 or 9.2 hereof respecting sale of the Shares, or any Untrue Statement contained in the Registration Statement on or after the effective date thereof, or in any prospectus supplement as of its issue date or date of any sale by the Purchaser thereunder, if such Untrue Statement was trade in reliance upon and in conformity with written information furnished by or on behalf of the Purchaser specifically for use in preparation of the Region Statement, and the Purchaser will reimburse the Company (or such officer, director or controlling person), as the case

CUSIP No. 00023282E1                          Page 23 of 32 Pages


may be, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided that in no event shall any indemnity by the Purchaser under this Section 9.3 exceed the gross proceeds received by the Purchaser from the sale of Shares covered by such Registration Statement.

          Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 9.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and such indemnifying person shall have been notified thereof, such indemnifying person shall be entitled to participate therein, and, to the extent it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indeed person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for fees and expenses of more than one separate counsel for all indemnified parties.

          9.5 TERMINATION OF CONDITIONS AND OBLIGATIONS. The conditions precedent imposed by Section 4, Section 5 or this Section 9 upon the transferability of the Shares shall cease and terminate as to any particular number of the Shares when such Shares shall have been sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such Shares or at such time as an opinion of counsel satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.

CUSIP No. 00023282E1                          Page 24 of 32 Pages


          9.6 INFORMATION AVAILABLE. So long as the Registration Statement is effective covering the resale of Shares owned by the Purchaser, the Company will furnish to the Purchaser:

          (a) as soon as practicable after available (but in the case of the Company's Annual Report to Stockholders, within 120 days after the end of each fiscal year of the Company), one copy of (i) its Annual Report to Stockholders (which Annual Report shall contain financial statements audited in accordance with generally accepted auditing standards certified by a national firm of certified public accountants); (ii) its Annual Report on Form 10-K; (iii) its quarterly reports on Form 10-Q (the foregoing, in each case, excluding exhibits); (iv) its Proxy Statement; and (v) its current reports on Form 9-K, if any;

          (b) upon the request of any Purchaser, all exhibits excluded by the parenthetical in subparagraph (a)(iii) of this Section 9.5, in the form generally available to the public; and

          (c) upon the reasonable request of any Purchaser, an adequate number of copies of the prospectuses and supplements to supply to any other party requiring such prospectuses.

          9.7 CHANGES IN PURCHASER INFORMATION. The Purchaser agrees to promptly notify the Company of any changes in the information set forth in the Registration Statement regarding the Purchaser or its plan of distribution set forth in such Registration Statement.

          SECTION 10. MARKET STAND OFF. The Purchaser hereby agrees, upon request of the Company and its underwriters, that it shall not sell or otherwise transfer or dispose of any Common Stock (or other securities) of the Company held by it (other than those included in the registration) for a period specified by the representative of the underwriters of Common Stock (or other securities) of the Company not to exceed 90 days following the effective date of a registration statement of the Company filed

CUSIP No. 00023282E1                          Page 25 of 32 Pages


under the Securities Act, provided that all executive officers and directors of the Company and enter into similar agreements. The Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the Underwriter which are consistent with the foregoing or which am necessary to give effect thereto. The obligations described in this Section 10 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a SEC Rule 145 transaction on Form S-4 or ar forms that may be promulgated in the future. The Company may impose stop-transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing action until the end of said 90 day period.

          SECTION 11. BROKER'S FEE. The Company and the Purchaser hereby represent that, except for amounts to be paid to the Placement Agent. by the Company as described in Section 12.8 hereof, there are no brokers or finders entitled to compensation in connection with the sale of the Shares, and shall indemnity each other for any such fees for which they are responsible.

          SECTION 12. NOTICES. All notices, requests, consents and other communications hereunder shall be in writing, shall be sent by confirmed facsimile or mailed by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, and shall be deemed given when so sent in the case of facsimile transmission, or when so received in the case of mail or courier, and addressed as follows:

          (a)  if to the Company, to:

                    Cytel Corporation
                    3525 John Hopkins Court
                    San Diego, CA  92121
                    Attention:  President and Chief
                                Executive Officer

               with a copy so mailed to:

                    Cooley Godward LLP
                    4365 Executive Drive, Suite 1100
                    San Diego, CA 92121
                    Attention:  Frederick T. Muto, Esq.

or to such other person at such other place as the Company shall designate to the Purchasers in writing; and

CUSIP No. 00023282E1                          Page 26 of 32 Pages


          (b) if to the Purchaser, at the address as set forth at the end of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

          SECTION 13.  MISCELLANEOUS.

          13.1 WAIVERS AND AMENDMENTS. Neither this Agreement nor any provision hereof may be changed, waived, discharged, terminated, modified or amended except upon the written consent of the Company and the Purchaser.

          13.2 HEADINGS. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

          13.3 SEVERABILITY. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

          13.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California as applied to contracts entered into and performed entirely in California by California residents, without regard to conflicts of law principles.

          13.5 COUNTERPARTS. Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

          13.6 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

CUSIP No. 00023282E1                          Page 27 of 32 Pages

          13.7 ENTIRE AGREEMENT. This Agreement and other documents delivered pursuant hereto, including the exhibits, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof

          13.8 PAYMENT OF FEES AND EXPENSES. Each of the Company and the Purchaser shall bear its own expenses and legal fees incurred on its behalf with respect to this Agreement and the transactions contemplated hereby (the "Offering"); provided, that the Company shall reimburse the Placement Agent for certain fees and expenses incurred by the Placement Agent in connection with the Offering as described in the Memorandum. Purchasers acknowledge that the Placement Agent will receive a commission in the amount described in the Memorandum. If any action at law or in equity is necessary to enforce or interpret the terms of Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

CUSIP No. 00023282E1                          Page 28 of 32 Pages

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.



                              CYTEL CORPORATION



                              By:_______________________________

                              Name:______________________________

                              Title:_____________________________


                              PURCHASER

                                               International
                                               Biotechnology
                              Purchaser Name:  Trust PLC

                              By: /s/ Jeremy L. Curnock Cook

                              Name: Jeremy L. Curnock Cook

                              Title: Director

                              Address: Five Arrows House
                                       St. Swithin's Lane
                                       London EC4N 8NR U.K.

                              Facsimile: (171) 623-6261

CUSIP No. 00023282E1                          Page 29 of 32 Pages

EXHIBIT A


SCHEDULE OF EXCEPTIONS

None.

CUSIP No. 00023282E1                          Page 30 of 32 Pages

EXHIBIT B

                        FORM OF OPINION OF COUNSEL


          1. The Company has been duly incorporated and is validly existing in good standing under the laws of the State of Delaware. The Company is in good standing in the State of California. The Company has the requisite corporate power to own or lease its property and assets and to conduct its business as currently conducted as described in the Memorandum.

          2. The Purchase Agreement has been duly authorized by all necessary corporate action on the part of the Company and has been duly executed and delivered on behalf of the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights, (ii) as limited by equitable principles generally, whether such enforceability is considered in a proceeding in equity or at law, and (iii) as to those provisions of Section
9.3 relating to indemnity or contribution.

          3. The Company's authorized capital stock consists of (a) fifty million (50,000,000) shares of Common Stock, $.01 par value, of which [twenty seven million two hundred fourteen eight hundred eighty six (27,214,886)] shares are issued and outstanding, and (b) ten million (10,000,000) shares of Preferred Stock, $.01 par value, of five hundred thousand (500,000) shares are designated Series A Junior Participating Preferred Stock, no shares of which are issued and outstanding.

          4. The Shares have been duly authorized and when issued, deliv-ered and paid for in accordance with the terms of the Agreement, will be validly issued, fully paid and nonassessable.

          5. The execution and delivery of the Agreement and the consum-mation of the sale of the Shares by the Company as contemplated therein do not violate any provisions of the Company's Certificate of Incorporation or Bylaws, and do not violate or contravene (a) any law applicable to the Company and known to us or (b) any order, writ, judgment, injunction, decree, determination or award applicable to the Company and known to us.

CUSIP No. 00023282E1                          Page 31 of 32 Pages

          6. Except as set forth in the Memorandum, to our knowledge there is no action proceeding or investigation pending or threatened in writing against the Company which could reasonably be anticipated to result, either individually or in the aggregate, in any material adverse change in the assets, financial condition or operations of the Company.

          7. The offer and sale of the Shares by the Company to the Purchasers is exempt from the registration requirements of the Securities Act of 1933, as amended.

          8. All consents, approvals, authorizations, or orders of, and filings, registrations and qualifications with any regulatory authority or governmental body in the United States required for the issuance by the Company of the Shares as contemplated by the Agreement, have been made or obtained (except such as may be required under state securities and blue sky laws for which we express no opinion).

CUSIP No. 00023282E1                          Page 32 of 32 Pages

                                                                 APPENDIX I

              PURCHASER'S CERTIFICATE OF RESALE OF THE SHARES


          The undersigned, an officer of, or other person duly authorized by ______________________ hereby certifies that he/she [said institution] is the Purchaser of the Shares evidenced by the attached stock certificate(s) and as such, sold such Shares on _____________________________________ in accordance with the registration statement number ______________________________ and the requirement of delivering a current prospectus and current annual, quarterly and reports (Forms 10-K, 10-Q, and 8-K) by the Company has been complied with in connection with such sale.


Print or Type:

Name of Purchaser (Individual or Institution):

__________________________________________________________________

Name of Individual representing Purchaser (if an Institution):

__________________________________________________________________

Title of Individual representing Purchaser (if an Institution):

__________________________________________________________________


Signature by:

Individual Purchaser or Individual
  representing Purchaser:

__________________________________________________________________